UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

QIHOO 360 TECHNOLOGY CO. LTD.
(Name of Issuer)

American Depositary Shares, each 2 representing 3 Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

74734M109
(CUSIP Number)

January 10, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index:  Page 9

SCHEDULE 13G

CUSIP No.: 74734M109	Page 2 of 10 Pages

1.	Names of Reporting Persons. KEYWISE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,072,200
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,072,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.: 74734M109	Page 3 of 10 Pages

1.	Names of Reporting Persons. KEYWISE CAPITAL MANAGEMENT (HK) LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,183,100
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,183,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,183,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.: 74734M109	Page 4 of 10 Pages

1.	Names of Reporting Persons. FANG ZHENG
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,288,700
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,288,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person: IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Qihoo 360 Technology Co. Ltd. (the “Issuer”), a foreign private issuer as defined in Rule 3b-4 of the Act, according to the Issuer’s Form 424B4, filed March 30, 2011.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Block 1, Area D, Huitong Times Plaza, No.71 JianGuo Road, ChaoYang District, Beijing 100025, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Keywise Capital Management Limited (“Keywise Cayman”);

ii)	Keywise Capital Management (HK) Limited (“Keywise (HK)”); and

iii)	Fang Zheng (“Mr. Zheng”).

This Statement relates to Shares (as defined herein) held for the accounts of Keywise Greater China Master Fund, a Cayman Islands exempted company (“Keywise Greater China Master Fund”); Keywise Greater China Opportunities Master Fund, a Cayman Islands exempted company (“Keywise Opportunities Master Fund”); Keywise Phoenix Development Master Fund, a Cayman Islands exempted company (“Keywise Phoenix Master Fund”); Trojans Asia Master Fund, a Cayman Islands exempted company (“Trojans Asia Master Fund”); and certain managed accounts (“Managed Accounts”).

Keywise Cayman serves as investment manager to each of Keywise Greater China Master Fund, Keywise Opportunities Master Fund and Keywise Phoenix Master Fund. Keywise (HK) serves as the investment adviser to Keywise Cayman and to each of Keywise Greater China Master Fund, Keywise Opportunities Master Fund and Keywise Phoenix Master Fund, and serves as the investment manager over the Managed Accounts. Mr. Zheng serves as the Director of Keywise Cayman and Keywise (HK), and as portfolio manager of Trojans Capital Management Limited, a Cayman Islands exempted company, which is the investment manager to Trojans Asia Master Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Keywise Cayman is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

The address of the principal business office of each of Keywise (HK) and Mr. Zheng is Room 4004-6, COSCO Tower, 183 Queen’s Road Central, Hong Kong.

Page 6 of 10 Pages

Item 2(c).	Citizenship:

i)	Keywise Cayman is a Cayman Island exempted company with limited liability;

ii)	Keywise (HK) is a Hong Kong limited company; and

iii)	Mr. Zheng is a citizen of the People's Republic of China.

Item 2(d).	Title of Class of Securities:

American Depository Shares, each 2 representing 3 Class A Ordinary Shares, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

74734M109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of January 19, 2012, Keywise Cayman may be deemed the beneficial owner of 1,072,200 Shares, consisting of: (A) 587,100 Shares held for the account of Keywise Greater China Master Fund; (B) 295,700 Shares held for the account of Keywise Opportunities Master Fund; and (C) 189,400 Shares held for the account of Keywise Phoenix Master Fund.

As of January 19, 2012, Keywise (HK) may be deemed the beneficial owner of 2,183,100 Shares, consisting of the Shares beneficially owned by Keywise Cayman, as described above, and 1,110,900 Shares held for the account of the Managed Accounts.

As of January 19, 2012, Mr. Zheng may be deemed the beneficial owner of 2,288,700 Shares, consisting of the Shares beneficially owned by Keywise (HK), as described above, and 105,600 Shares held for the account of Trojans Asia Master Fund.

Item 4(b)	Percent of Class:

As of January 19, 2012, Keywise Cayman may be deemed the beneficial owner of approximately 3.1% of Class A Ordinary Shares outstanding. (There were approximately 51,332,000 Class A Ordinary Shares outstanding as of January 17, 2012, according to information available on the Issuer’s website. Keywise Cayman may be deemed the beneficial owner of 1,608,300 Class A Ordinary Shares upon conversion of its Shares.)

As of January 19, 2012, Keywise (HK) may be deemed the beneficial owner of approximately 6.4% of Class A Ordinary Shares outstanding. (There were approximately 51,332,000 Class A Ordinary Shares outstanding as of January 17, 2012, according to information available on the Issuer’s website. Keywise (HK) may be deemed the beneficial owner of 3,274,650 Class A Ordinary Shares upon conversion of its Shares.)

As of January 19, 2012, Mr. Zheng may be deemed the beneficial owner of approximately 6.7% of Class A Ordinary Shares outstanding. (There were approximately 51,332,000 Class A Ordinary Shares outstanding as of January 17, 2012, according to information available on the Issuer’s website. Mr. Zheng may be deemed the beneficial owner of 3,433,050 Class A Ordinary Shares upon conversion of his Shares.)

Page 7 of 10 Pages

Item 4(c)	Number of Shares of which such person has:

Keywise Cayman:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,072,200
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,072,200

Keywise (HK):
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,183,100
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,183,100

Mr. Zheng:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,288,700
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,288,700

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds and managed accounts listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYWISE CAPITAL MANAGEMENT LIMITED

By:	/s/ Fang Zheng
Name:	Fang Zheng
Title:	Director of Keywise Capital Management Limited

KEYWISE CAPITAL MANAGEMENT (HK) LIMITED

By:	/s/ Fang Zheng
Name:	Fang Zheng
Title:	Director of Keywise Capital Management (HK) Limited

FANG ZHENG

By:	/s/ Fang Zheng

January 20, 2012

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the American Depository Shares of Qihoo 360 Technology Co. Ltd. dated as of January 20, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

KEYWISE CAPITAL MANAGEMENT LIMITED

By: /s/ Fang Zheng
Name: Fang Zheng
Title: Director of Keywise Capital Management Limited

KEYWISE CAPITAL MANAGEMENT (HK) LIMITED

By: /s/ Fang Zheng
Name: Fang Zheng
Title: Director of Keywise Capital Management (HK) Limited

FANG ZHENG By: /s/ Fang Zheng

January 20, 2012